Mail Stop 4561

May 20, 2009

John E. Harper
Vice President and Chief Financial Officer
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075

> **Re:** **Perot Systems Corporation**
> **Form 10-K For The Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q For The Quarterly Period Ended March 31, 2009**
> **Filed May 5, 2009**
> **File No. 001-14773**

Dear Mr. Harper:

We have reviewed your response letter dated May 6, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 21, 2009.

Form 10-K For The Fiscal Year Ended December 31, 2008

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Contract costs, page F-10

1.	We note in your response to prior comment 2 that while your long-term IT outsourcing arrangements may extend past the initial contract term, there is substantial uncertainty related to such extensions. Tell us whether you have a history of extending these arrangements past the initial contract term and tell us what your historical extension rates are.

2.   We also note that certain long-term outsourcing relationships with the federal government require significant transition activities that have an initial contract term of one-year with several optional extension years and that you believe that these customers continue to benefit from the set-up costs after the initial term through the anticipated contract extension years. Clarify whether you amortize these costs through the anticipated contract extension years. Additionally, clarify whether you charge your customers a fee related to these set-up costs and if so, tell us your revenue recognition policy for such fees.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 38

3.   We note that your proposed disclosure in response to prior comment 3, as well as your disclosure on page 19 in the Form 10-Q for the fiscal quarter ended March 31, 2009, continues to describe disclosure controls and procedures in terms that differ from the definition set out in Rule 13a-15(e) under the Exchange Act. Specifically, you state that the principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective "in alerting them in a timely manner to material information required to be disclosed in [y]our periodic reports filed with the Commission." Please confirm your understanding that in future filings, if you elect to reiterate a definition of disclosure controls and procedures in connection with your effectiveness conclusion, you must include the entire definition as the term is defined in Rule 13a-15(e).

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at

(202) 551-3453 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief